OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wolfie Services Corporation

65 Golf Club Drive
Langhorne, PA 19047

www.wolfie.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Wolfie Services Corporation
Corporate Address	65 Golf Club Drive, Langhorne, PA 19047
Description of Business	Platform connecting small businesses with local consumers.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$500

<u>The 10% Bonus for StartEngine Shareholders</u>

Wolfie Services Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Wolfie - to the best of our knowledge - is the world's first mobile deals search engine - the "Uber" of deals - i.e. - What You Want, When You Want It!

Consumers search for any product or service. Local businesses that match that search are instantly notified ("there is a consumer near you looking for your product/service") and are able to reply with a deal/offer in real time.

Wolfie is a platform that allows businesses to create, present and modify offers in real-time, based on the precise physical location and specific point of interest of each individual consumer.

Ever since the popularization of the Internet in the 1990s, consumer behavior has been undergoing drastic changes.Immediate access to messages, digital media and search engines has created customers who expect quick, convenient and easy experiences. Today's customers know what they want and that they want it now - ergo, the On-Demand Economy.

This On-Demand Economy is driven by technology that allows businesses to fulfill customer demands immediately. *The Harvard Business Review* reports the On-Demand Economy has over 22.4 million customers annually and $57.6 billion in spending. As huge as the cumulative number is, 46% of on-demand consumers have an annual household income of less than $50,000.

Given the aforementioned statistics and demographic trends, the services offered by Wolfie which make finding the best deals whenever and wherever the customer wants simple, the On-Demand Economy is now accessible to everyone. While people of all ages are hopping on the on-demand train, it is millennials from ages 8 to 34 who make up half the demographic.

If there's one thing that millennials know, it's technology. Most young people are not interested in giving marketers access to their phone numbers or location in exchange for a discount. They crave On-Demand Services that give them both great deals and privacy.

Wolfie was designed as the customized solution to On-Demand Services. Through the live-time robust solution that Wolfie brings to the On Demand Economy, it is now possible for on-demand lovers to get instant access to the latest deals in real time, without having to give up any of their personal information.

In this on-demand world, brick and mortar businesses are being forced to come up with new and innovative ways to conveniently provide customers with their goods and services. ***Wolfie*** provides a great solution to this problem that benefits both the businesses and customers.

Wolfie's sales strategy is based on approaching organizations that already have access to numerous small- to mid-size businesses, i.e. chambers of commerce, small business associations, etc. Establishing a relationship and introducing Wolfie to their base of existing users has been key to acquiring the initial user base in select areas. Follow up direct advertisement, primarily utilizing direct local news outlets and print media, but also especially using Facebook Advertising, has been highly effective in adding the regular users to match the businesses signed up in each particular area.

***Wolfie*'s** value proposition is based on the fact that today's customers do not need to be told what it is they want—they already know. Utilizing Wolfie's system, a person can simply put in what services they want and where they want them. The portal then immediately notifies matching businesses in the area.

This revolutionary idea allows businesses to respond to customers who are looking for the exact things that they offer, rather than throwing a fishing line into unknown waters and hoping that they get a bite. ***Wolfie*** is personalized on-demand advertising at its finest.

Unlike deal sites such as ***Groupon*** that offer on-demand discounts for whatever is available, ***Wolfie*** allows the customer to take back control. This also takes the guess work out of business advertising and allows the businesses to respond directly to their customers' wants and needs. As such, Wolfis has encountered very little competition as it acquires users in new geo-areas.

Wolfie Services, LLC was incorporated in Pennsylvania on 12/29/2015. On 12/29/2017, the Company filed a Statement of Conversion with the State of Pennsylvania to become Wolfie Services Corporation.

The team

Officers and directors

Curtis 'Chip' Loeb	CEO & CFO
Solomon Blisko	COO, Director
Kurt Ortmann	CTO, Director
Tanya Kogan	Shareholder, Director

Curtis 'Chip' Loeb
A veteran executive of early stage technology companies, Mr. Loeb has guided startups from development stage to full commercial operations. With experience in all aspects of finance and operations, Mr. Loeb holds a bachelor's degree from Washington University in St. Louis and an MBA from Harvard Business School. Principal at Loeb &

Associates Consulting Independent Consultant 2014 – Present (3 years) Interim CFO, and consulting in finance, strategy and operations for small-to-medium size companies, with expertise in startups, turnarounds, restructurings and liquidations. Chief Financial Officer SAGE (a subsidiary of Saint-Gobain) 2011 – 2014 (3 years) • Led company through acquisition by European multinational company, supporting sellers and buyers in analysis and deal structure, and managed subsequent transition and integration effort. • Negotiated several rounds of financing, totaling $200 million of debt and equity. • Overhauled all budgeting, planning and financial reporting activities, resulting in improved transparency and accountability, as well as superior spending controls. Senior Vice President, Government Affairs and Finance SAGE (a subsidiary of Saint-Gobain) 2008 – 2011 (3 years) • Served as lead negotiator on several multi-million dollar projects. Secured $55 million site selection award. • Led successful lobbying effort, which resulted in US Congressional appropriation to cover the cost of the Department of Energy loan guarantee, about $25 million.

Solomon Blisko
Dr. Blisko provides consulting services and expert testimony to government agencies, institutions, insurance companies, and attorneys, with expertise in operations, marketing, strategic planning, organization, and trouble-shooting. A graduate of NYU College of Dentistry and an owner/operator of 3 state-of-the-art dental practices in the NYC area with multimillion dollar revenues, he retired from his dental practice in 2012 and now focuses exclusively on executive management consulting. Practiced dentistry for 28 years. Developed ,managed & sold 3 successful Dental Practices! Involved in Real Estate investing for 15 years Senior Recruiter Company Name The Joel Paul Group Dates Employed 2014 – 2014 Employment Duration less than a year Managing Partner NYC-based Dental Practices Dates Employed 1986 – 2014 Employment Duration 28 years

Kurt Ortmann
Kurt is a senior technology professional with over 25 years of experience in all aspects of information technology and business management. He has held a variety of senior leadership positions within the consumer goods, financial services, and insurance verticals, gaining extensive experience in all aspects of technology management, such as resource planning, application development and technology infrastructure. Vice President, Information Technology Company Name CIE Tours International Dates Employed Aug 2017 – Present Employment Duration 5 mos Location Morristown, NJ Sr. Director, Technology and Cloud Operations Company Name Wyndham Hotel Group Dates Employed Sep 2014 – 2017 Employment Duration 3 yrs Location Parrsipany, NJ Created a comprehensive plan to transform the organization (People, Process, and Technology) to a Cloud based technology platform (ITaaS) and partner outsourcing model (PaaS, SaaS). Technical environment is high-availability/high throughput, servicing +40B messages per month. Created a Dev/Ops infrastructure to support multiple partner development methodologies (SIAM). Responsible for the technology operations of the world's largest hospitality company; Including the Data Center and Network Operations Center, Database Administration, Application Services (middleware), Technology Services, Cloud Engineering and Operations, Release and Environment Management, and Security and Compliance functions.

Reduced problem tickets 35% and Mean-Time-To-Recover on incidents 200% YOY. Developed Stability, Performance, Operations, Capacity (SPOC) program from scratch. Created a DevOps culture that helped to improved shopping 383% and system capacity 150% in 12 weeks. Responsible for $45MM IT Operations budget. Renegotiated $3MM services agreement to reduce cost ($1MM) and improve resource flexibility. Sr. Director, IT Program Management Company Name Wyndham Hotel Group Dates Employed 2010 – Sep 2014 Employment Duration 4 yrs Senior leader responsible for program and project management of eCommerce, Technology Infrastructure, IT Security/Compliance, and Enterprise Content Management initiatives with a capital budget totaling $25M. Successfully introduced Dev/Ops and Agile methodologies to improve quality of product and time to market. Lead a 3-year business transformation initiative; responsible for eCommerce and Enterprise Content Management components of the overall strategy. Accountable for the execution of $15M mission critical eCommerce, Enterprise Content Management, and IT Security/Compliance programs. Developed a multi-year strategy for the design and implementation of an Enterprise Content Management solution, with emphasis on consumer facing delivery channels (website, mobile, 3rd party). The project included a full organizational assessment; business strategy roadmap; process mapping (current and future state); Buy vs. Build decision; and detailed implementation plan.

Tanya Kogan
Tanya Kogan is a technology professional with over 20 years of experience in leading complex projects and directly managing businesses and teams within High-Tech and Pharmaceutical industries. Her excellent ability to solve complex problems, coupled with her extensive industry connections are only some of the assets which she brings to Wolfie, making her truly invaluable to the startup. Senior Account Director Company Name: Dialog Direct Dates Employed Nov 2016 – Present Employment Duration: 1 yr 2 mos Location Robinsville, NJ About the company: Dialog Direct helps brands manage and personalize their multichannel, multi-touch customer journeys using data-driven marketing and customer engagement solutions. Our overriding mission is an obsession with delivering one-to-one customer experiences—at every touch point, every time—to optimize customer acquisition, lead nurturing, sales, retention, loyalty and positive word of mouth. _______________ Associate Director of Project Management Company Name: MRM//McCann Dates Employed Apr 2016 – Oct 2016 Employment Duration: 7 mos Location Princeton, NJ About the company: MRM//McCann is a leading customer relationship agency that helps brands foster meaningful relationships with people by leveraging the power of creativity, the beauty of data and the magic of technology. _______________ Account Director Company Name: Harte Hanks Dates Employed Jun 2006 – Apr 2016 Employment Duration: 9 yrs 11 mos About the company: Harte Hanks is a global marketing firm that specializes in helping brands win attention, build trust and earn loyalty in an ever-changing world. Experts in defining, executing and optimizing the customer journey, we create meaningful interactions that connect our clients with their customers in more powerful ways. From visionary thinking to tactical execution, we're changing the game of customer engagement – we're bringing the human back to marketing.

____

Number of Employees: 8

Related party transactions

The company has received its initial funding of $326,306 from the original shareholder, Tanya Kogan, via a noninterest-bearing loan from another entity which she owns 100%, MBTA Management, LLC ("MBTA"). This was a good faith loan as there is currently no loan agreements in place. There are no repayment or maturity provisions as this Company was originally setup as an S Corporation. As of November 1, 2017, the Company converted its filing status to a C Corporation, but the loaned proceeds remain as good faith debt. The Company's management plans to repay once it becomes significantly profitable.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **THIS IS A PRE-REVENUE COMPANY** Wolfie is a startup company and therefore currently has negligible revenues. If you are investing in Wolfie it is because you think that the value proposition is compelling and that we will be able to successfully market the company; that we can price it right and sell it to enough people so that the company will succeed. The company has not turned a profit and there is no assurance that we will ever be profitable
- **ANY VALUATION AT THIS STAGE IS LARGERLY SPECULATIVE** Since Wolfie has developed a unique approach to matching consumers with local businesses, there are no exact comparable companies in order to ascertain an accurate valuation. Accordingly, it is difficult to place an objective valuation on the company. With respect to quantifying the valuation of the company, at the end of the day, it is a question of whether you, the investor, want to pay this price for this security at the price stipulated.
- **OUR BUSINESS PROJECTIONS ARE ONLY ESTIMATES** There can be no assurance that the company will meet the projections stated. There can be no assurance that there will be demand for the services offered by the company and/or there are sufficient users of the Company's services to ensure that the Company makes a profit.
- **WOLFIE REPRESENTS A PARADIGM SHIFT FOR THE CONSUMER** The concept of real time consumer mobile marketing represents a new experience for the consumer market. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible (albeit unlikely) that the market may reject the value proposition of Wolfie in whole or in part which would clearly deleteriously impact the prognosis of the company. It could be difficult to persuade a large number of the target consumer market to embrace a more customized experience than the model they are probably familiar with utilized by Groupon. The Company will only be able to create value if consumers are persuaded to embrace the Wolfie experience. If we are unsuccessful inachieving significant sales, the value of your investment will depreciate significantly.

- **CREDIT MIGHT NOT BE AVAILABLE WHEN WE NEED IT; ISSUING MORE EQUITY TO RAISE WORKING CAPITAL MAY DILUTE YOUR OWNERSHIP NTEREST OR MAY NOT BE POSSIBLE** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **GROUPON, WOLFIES MAIN COMPETITOR, IS WELL CAPITALIZED AND OWNS A MAJORITY MARKET SHARE AT THE MOMENT** Groupon has established its brand and name in the space that Wolfie will be targeting. If Groupon chooses to design a product similar to the 'real-time' and customized C to B approach that Wolfie has perfected, it is likely they will be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by Groupon which is a larger and more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.
- **WE RELY ON THIRD PARTIES TO PROVIDE SERVICES ESSENTIAL TO THE SUCCESS OF OUR BUSINESS** We rely on third parties to provide a variety of essential business functions for us, including supplying accurate information of the services being offered by the business, exact location of the business and the like. It is possible that we will experience delays, errors, or other problems from the businesses proffering their goods/services via the Wolfie platform that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **YOUR INVESTMENT COULD BE ILLIQUID FOR A LONG TIME** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand, the cost of capital and the like.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tanya Kogan, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 35,000,000

Common Stock

The Company is authorized to issue up to 150,000,000 shares of common stock. There are a total of 35,000 000 Shares currently issued and outstanding.

Voting Rights

The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

To date, Wolfie has focused on completing a successful Beta Test/Proof of Concept ("POC") and has therefore not yet generated revenues. Based on the results of the completed POC following an inflow of funds from outside investors, we anticipate *Wolfie* being able to begin to generate revenue immediately on the launch of the roll out of the company in earnest.

Wolfe's business model ensures that the company can operate the business without generating revenue for more than 9 months based on the following:

1). The company does **not need to expend any further funds** to develop the App or to prove the viability of the concept;

2). The **business model of *Wolfie* is based on simply supply and demand** - i.e. - consumers requiring local services on the one hand and local service providers offering services in a certain geographic location. *Wolfie* is remunerated for being the facilitator. The company does not have any inventory and, furthermore, no further funds are required to develop the basic technology utilized by *Wolfie;*

3). Almost all of the expenses going forward are in the area of marketing and increasing consumer awareness. Accordingly while the company's growth and expansion is correlated to the marketing and PR campaign, the **operating budget is** very modest.

Financial Milestones

Considering the success of the Beta Test conducted by the company in New Jersey, assuming the company is successful in raising the capital outlined in the company's business plan, management currently forecasts revenue as follows:

- 2018: $550,000

- 2019: $2,800 000;

- 2020: $8,500 000.

The aforementioned projections are based on an annualized growth rate of **approximately 5%.** From research conducted by the company, all indications are that once *Wolfie* reaches ***Critical Consumer Acceptance*** (see further), the growth quotient of the company will expand exponentially. ***Critical Consumer Acceptance*** in this context - based on tests conducted in the New Jersey area - shall be defined to mean **one full year of active marketing in one of the major metropolitan areas.**

Informal focus groups conducted by the company indicate that once the target consumer is made aware of *Wolfie* and the interactive and robust technology behind the *Wolfie App*, it seems that *Groupon* is likely to lose a fair amount of their consumer base to Wolfie.

Liquidity and Capital Resources

Concurrent with crowdfunding capital raise campaign, *Wolfie* has been given access to Private Placement Exchange ("PPE") based in Irvine, CA. PPE is an investment platform utilized by an exclusive group of Family Offices globally. That said, assuming the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances.

One of the unique features of *Wolfie's* business model is the fact that at this juncture, the business is not capital intensive. Almost all of the funds raised both in the current crowdfunding round, as well as through indications of interests obtained from individuals who have become familiar with the company, are earmarked towards marketing and PR. *Wolfie* has already had preliminary discussions with leading PR firms as well as digital media platforms who are ready, willing and able to utilize their respect platforms to ensure an expeditious consumer embrace of the *Wolfie App*.

While *Wolfie's* model is specifically designed to not be capital intensive, following the mini launch of *Wolfie* in Q 1 2018, the company has arrangements in place with two separate companies/funds (***Ace Funding*** and ***Yellowstone)*** to provide rolling lines of credit and/or bridge financing based on the bullish analysis of *Wolfie* conducted by these funds

Indebtedness

The company has received its initial funding of $326,306 from the original shareholder, Tanya Kogan, via a noninterest-bearing loan from another entity which she owns 100%, MBTA Management, LLC ("MBTA"). This was a good faith loan as there is currently no loan agreements in place. There are no repayment or maturity provisions as this Company was originally setup as an S Corporation. As of November 1, 2017, the Company converted its filing status to a C Corporation, but the loaned proceeds remain as good faith debt. The Company's management plans to repay once it becomes significantly profitable.

Recent offerings of securities

None

Valuation

$35,000,000.00

1) GROUPON is the classic comp for Wolfie: Groupon was valued at $250 million the first time the company reached out to the public for capital (TechCrunch, December 17, 2009); 2) Wolfie is in a space where the market tends to ACCEPT HIGHER VALUATIONS than most pre-revenue companies; 3) OBJECTIVE CRITERIA Leo Polovets, a Partner at Susa Ventures highlighted the following guiding criteria to assist Founders to quantify the value of a pre-revenue company (Forbes in Jan 24, 2014) #1: Founding Team #2: Traction and Expected Near-Term Revenues #3: Growth and Engagement #4: Market Size #5: Competition 4). Valuations of other companies on the START ENGINE PLATFORM: PROPOSED VALUATION FOR WOLFIE CAPITAL RAISE ON START ENGINE = $35 million - Fraction of the valuations of Groupon + Wolfie more robust technology and more customized; - Defensible based on testing of the Wolfie model in New Jersey and level of interests from prospective customers; the

caliber of the Management Team; the access to PR/ability to build the brand etc; - Market should perceive the proposed valuation as extremely attractive given the market cap of Groupon. Given the fact that the average return of an angel investment is 2.6x over 3.5 years, we are confident that even if Wolfie 'executes with one hand behind its back' (so to speak), investors should receive more than the average angel receives on an investment based on the suggested valuation.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will enable the company to roll out the company's marketing campaign in the major commercial cities in the USA over the next 12-18 months. The company plans to use the net proceeds of approximately $100,580 over the course of that time as follows:

		Offering Amount Sold	**Offering Amount Sold**	
Total Proceeds:		$10,000	$107,000	
Less: Offering Expenses				
StartEngine Fees (6% total fee)		$600	$6,420	
Net Proceeds		$9,400	$100,580	
Use of Net Proceeds:				
Marketing		$4,000	$55,000	Online campaigns; magazine ads; local newspaper ads; hiring PR firm.
Working Capital		$3,000	$35,580	
CPA/Accounting Services		$1,000	$5,000	MGO
Legal Services		$1,000	$5,000	Guzik & Associates
Total Use of Net Proceeds		$9,000	$100,580	

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://www.wolfie.com/pages/annualreport.html. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Wolfie Services Corporation

[See attached]

I, Curtis "Chip" Loeb, the CEO of Wolfie Services Corporation, hereby certify that the financial statements of Wolfie Services Corporation and notes thereto for the periods ending December 31, 2015 and 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the years 2015 and 2016 the amounts reported on our tax returns were total income of $0 and $1,000, respectively; taxable income of $0 and taxable lossof $17,408, respectivelyand total tax of $0 for both 2015 and 2016, respectively.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th Day of December, 2017.

____

CEO

December 29, 2017

WOLFIE SERVICES CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

WOLFIE SERVICES CORPORATION
Index to Financial Statements
(unaudited)

WOLFIE SERVICES CORPORATION
BALANCE SHEETS
(unaudited)

	December 31, 2015	December 31, 2016
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ -	$ 75,987
OTHER ASSETS:		
Capitalized costs	-	233,011
TOTAL ASSETS	$ -	$ 308,998
LIABILITIES AND SHAREHOLDERS' EQUITY		
LONG-TERM LIABILITIES:		
Loan payable	$ -	$ 326,306
SHAREHOLDERS' EQUITY:		
Capital stock	-	100
Additional paid-in capital	-	-
Accumulated deficit	-	(17,408)
Total shareholders' equity	-	(17,308)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -	$ 308,998

WOLFIE SERVICES CORPORATION
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31,	
	2015	**2016**
REVENUE:	$ -	$ 1,000
COST AND EXPENSES:		
Cost of revenue	-	551
Research and development	-	-
Marketing and sales	-	9,450
General and administrative	-	8,407
Total cost and expenses	-	18,408
LOSS FROM OPERATIONS	-	(17,408)
Interest and other income/(expense), net	-	-
INCOME BEFORE INCOME TAXES	-	(17,408)
INCOME TAX EXPENSE	-	-
NET LOSS	$ -	$ (17,408)

WOLFIE SERVICES CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 29, 2015	-	$ -	$ -	$ -	$ -
Net Income	-	-	-	-	-
Balance, December 31, 2015	-	-	-	-	-
Net Loss	-	-	-	(17,408)	(17,408)
Issuance of common stock	100	100	-	-	100
Balance, December 31, 2016	100	$ 100	$ -	$ (17,408)	$ (17,308)

WOLFIE SERVICES CORPORATION
STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31,	
	2015	**2016**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ -	$ (17,408)
Decrease (increase) in assets:		
Accounts receivable	-	-
Other assets	-	(233,011)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	-	-
Other current liabilities	-	-
Loan payable	-	326,306
Net cash used in operating activities	-	75,887
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	-	100
Net cash provided by financing activities	-	100
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	75,987
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ -	$ 75,987

NOTE 1 – NATURE OF OPERATIONS

Wolfie Services LLC was formed on December 29, 2015 ("Inception") in the State of Pennsylvania. The financial statements of Wolfie Services LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, NJ.

On November 1, 2017, Wolfie Services LLC has filed conversion documents with the state of Pennsylvania to convert to a C Corporation from a limited liability company filing status and change the designation from LLC to Corporation.

Wolfie ServicesCorporationis the world's first-ever local deals search engine, empowering consumers to search for any product or service and receive instant notifications from local businesses that match the requested category - in real time!Wolfie's mission is to enable a deeper level of relationship and engagement between consumers and local businesses that ultimately benefits both consumers and businesses by connecting them in a way that saves consumers money as well as drives sales to local businesses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from charging a percentage of the transaction proceeds on the part of the merchant, which will take place when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as anS-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

As of November 1, 2017, the Company is now a C Corporation. Under tax provisions, the Company is liable for federal corporate income tax on its taxable income. This conversion has no effect on state income taxes.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has received its initial funding of $326,306 from the original shareholder, Tanya Kogan, via a noninterest-bearing loanfrom another entity which she owns 100%, MBTA Management, LLC ("MBTA").This was a good faith loan as there is currently no loan agreements in place. There are no repayment or maturity provisions as this Company was originally setup as an S Corporation.

As of November 1, 2017, the Company converted its filing status to a C Corporation, but the loaned proceeds remain as good faith debt. The Company's management plans to repay once it becomes significantly profitable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SHAREHOLDERS' EQUITY

Common Stock

As of December 31, 2016, the Company has issued and outstanding 100 shares of common stock to Tanya Kogan.

As of November 1, 2017, the Company was converted from a limited liability company status to a C Corporation. The Company has authorized 150,000,000 shares of common stock of which 35,000,000 shares are currently issued and outstanding to Tanya Kogan, the original shareholder.

NOTE 6 – RELATED PARTY TRANSACTIONS

The only current shareholder of the company, Tanya Kogan, also owns 100% of MBTA Management, LLC., a Pennsylvania LLC. MBTA Management, LLC has loaned funds to Wolfie Services, LLC in good faith. Currently there are no loan agreements that specify the interest rate, maturity period or repayment terms. The Company's management plans to repay once it becomes significantly profitable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 25, 2017.

As of November 1, 2017, the Company converted it's filing status from a limited liability company to a C corporation.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wolfie Services is pending **StartEngine Approval.**


wolfie
You search, they offer.
Real-time.
Install the apps!
Customer
Merchant

PLAY VIDEO

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Investors

$0.00
Raised of $10K - $107K goal

Wolfie Services

The First-Ever Local Deals Search Engine

Small OPO · Langhorne, PA · E-Commerce · Accepting International Investment


wolfie
You Search, They Offer. Real-Time.


MERCHANTS
LOGIN
wolfie
You search, they offer. Real-time.
Search...
LANGHORNE, PENNSYLVANIA 19047

Finding Local Deals In Dynamic Real Time

Invest in Wolfie

We are Wolfie - the “Uber of Deals".

To the best of our knowledge, Wolfie is the world's first-ever local deals search engine, empowering consumers to search for any product or service and receive instant notifications from local businesses that match the requested category - in real time!

Why Wolfie? Because a wolf is a predator that relentlessly hunts for the object of its desires. And since wolves also travel together in packs - as opposed to solo - **Wolfie offers its customers not a single choice but a range of the most favorable deals in the location of choice.**

Unlike search engines and apps that are already out there to help consumers find local businesses, **Wolfie introduces a whole new level of service** that provides users with not only a list of results, but also **tailor-made deals and offers from local businesses vying for their business.**

Thanks to this innovative new layer of interaction, **Wolfie also benefits these local businesses looking to attract and engage with new customers on the local level and ultimately drive engagement to conversion of sales**.

Invest in Wolfie now as we embark on the next step of enhancing and expanding the platform for a major marketing push in the national market. We will be adding a lot of significant (and fun) tech improvements that will further position Wolfie for success in gaining critical user mass and creating a robust marketplace for consumers and businesses to engage with each other.

- Wolfie CEO Curtis 'Chip' Loeb

Investment
$1/share of Common Stock | When you invest you are betting the company's future value will exceed $35,107,000 M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Wolfie's mission is to ***enable a deeper level of relationship and engagement between consumers and local businesses*** *that ultimately benefits both consumers and businesses by connecting them in a way that saves consumers money as well as drives sales to local businesses.*



wolfie
You search, they offer.
Real-time.

Wolfie's Value Proposition

In a world saturated with a plethora of mobile marketing options, many companies are struggling with the same issues and challenges:

- **How do we connect with their target audience?**
- **How does the target audience receive and understand our content?**
- **How do we ensure an effective and lasting engagement method?**
- **How do we increase opt-in rates and decrease the number of opt-outs?**

The majority of companies fall short in most of these areas, resulting in low consumer-engagement rates in the mobile advertising industry. **Wolfie was created to address these very concerns via a simple and highly-effective platform.**

- FOR CONSUMERS -



VALUE

Consumers get competitive real-time offers as merchants compete for their attention

PRIVACY

Consumers search and receive offers without having to disclose their private information

- FOR BUSINESSES -



EXPOSURE

Regardless of whether or not their offer is accepted, businesses are getting positive exposure & free impressions

CONVERSION

Maximized conversion rates since the interested consumer is actually in physical proximity of the business

How Wolfie Works

Research in the retail consumer space indicates that **consumers are increasingly overwhelmed by a volume of ads that rarely matches what they're actually looking for (Source: *Ad Age*** "The overwhelmed shopper" - Barry Schwartz, April 19, 2004). Despite that, **consumers have also shown a predisposition to purchase products and services purely based on the fact that there is a discount and/or special offer** associated with the product or service in question.

Wolfie turns the conventional model on its head with an innovative new model that asks the consumer: ***"Tell us what you want and when you want it. Wolfie will invite businesses that match your search request close to your location to send you a special offer or discount for that exact product or service - in real time."***

Woflie also acts as a catalyst for better prices and service for consumers. Since product/service providers issue their deals on a limited-time basis while competing against other similar product/service providers, Wolfie is able to offer highly-competitive prices to users.

- SEARCH -



Consumers search for a product or service they're looking for. Local businesses receive an instant notification letting them know a nearby consumer is looking for their product or service.

- RESULT -



Local businesses send instant offers to the consumer, incentivizing conversion through competitive price-points and ease of access - in real time.

- REQUEST -



Consumers are empowered to choose whether or not to accept the offer in a friendly and private format. Upon choosing a particular offer, a request is sent.

- RECEIVE -



The deal connects the consumer and business, providing a deeper level of customer engagement and higher conversion since both are in the same physical proximity.

What We've Accomplished So Far

Wolfie was created to fill an open space in the market. We'd been working with storefronts and websites that were looking to target a local consumer base without already having a built-in following. We quickly learned that there were limited advertising options for local businesses, and the most compelling at the time fell into the 'daily deals' category. **But what kept these platforms like Groupon and LivingSocial from being the right fit for these businesses was the fact that organic, real engagement between the consumer and merchant simply was not there - or even an option.**

With so much connectivity at our fingertips, why shouldn't businesses be able to respond to potential customers seeking their products or services in real time?

And so, Wolfie was born.





Significant Milestones

- **Early 2016**: After extensive market research, we set out on our quest to build the Wolfie platform.
- **Late-Summer 2016**: The Wolfie digital platform is introduced in select markets throughout New York, New Jersey, Connecticut and Pennsylvania.
- **Fall 2016**: Deals and transactions begin flowing through Wolfie, showcasing its early success.
- **Summer 2017**: Thanks to our accomplished team of coders and developers, the Wolfie Mobile App is ready and released to the market.
- **Present**: We launch on StartEngine, seeking investors to support our vision of expanding Wolfie's reach and enhancing its offerings.

Why Wolfie is Special

The closest competitors to Wolfie are Groupon and LivingSocial - both of which have enjoyed significant financial success but have also begun to lose their hold on the deal-shopping industry for a variety of reasons.

The offerings from these competitors are **invasive, inflexible and not in real time**. They also require a minimum number of customers to buy-in, restricting availability of deals. It's also no secret that most consumers have become hip to the fact that these competitors generally offer poor quality product/service providers rather than a full spectrum of what's 'out there.'

Wolfie does not invade the coveted privacy of prospective customers.Rather, it provides a far-superior solution that fills a crucial gap in the marketplace by empowering the consumer to initiate the search process, meaning the potential for further engagement and conversion is already significantly higher.

Mobile Marketing is on the Rise

The global mobile applications market continues to grow.

Driven by this trend, market growth in worldwide mobile marketing is forecasted to reach nearly **$100 billion by 2021, up from $29 billion in 2016.** That's a **28% growth rate** (Source: Newzoo - "*The Global Games, Market 2017*")

Let's look at Groupon's user growth in less than one year, during which it accounted for just 59% of the daily deal market:

- **December 2013: 70 Million users**
- **September 2014: 100 Million users**

(**Source**: *Forbes*: "Groupon: 2016 In Review," *December 14th, 2016*)



Coding Begins on Wolfie!

Our specialized team of coders & developers begins creating Wolfie.

January 2016

August 2016


wolfie
You search, they offer. Real-time.

Wolfie Launches Online!

The innovative Wolfie digital platform is officially unveiled in select NY, NJ, CT & PA markets.



The Wolfie Mobile App is released!

The Wolfie App becomes available on IOS and Android mobile devices.

July 2017

October 2017

Wolfie Launches on StartEngine!

Wolfie seeks $1M from everyday investors.

?

In the Press

THE HUFFINGTON POST

TNW THE NEXT WEB

bdc

Forbes.com

Entrepreneur

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?

Meet the Founders



Curtis 'Chip' Loeb

CEO & CFO

A veteran executive of early stage technology companies, Mr. Loeb has guided startups from development stage to full commercial operations. With experience in all aspects of finance and operations, Mr. Loeb holds a bachelor's degree from Washington University in St. Louis and an MBA from Harvard Business School. Principal at Loeb & Associates Consulting Independent Consultant 2014 – Present (3 years) Interim CFO, and consulting in finance, strategy and operations for small-to-medium size companies, with expertise in startups, turnarounds, restructurings and liquidations. Chief Financial Officer SAGE (a subsidiary of Saint-Gobain) 2011 – 2014 (3 years) • Led company through acquisition by European multinational company, supporting sellers and buyers in analysis and deal structure, and managed subsequent transition and integration effort. • Negotiated several rounds of financing, totaling $200 million of debt and equity. • Overhauled all budgeting, planning and financial reporting activities, resulting in improved transparency and accountability, as well as superior spending controls. Senior Vice President, Government Affairs and Finance SAGE (a subsidiary of Saint-Gobain) 2008 – 2011 (3 years) • Served as lead negotiator on several multi-million dollar projects. Secured $55 million site selection award. • Led successful lobbying effort, which resulted in US Congressional appropriation to cover the cost of the Department of Energy loan guarantee, about $25 million.



Solomon Blisko

COO, Director

Dr. Blisko provides consulting services and expert testimony to government agencies, institutions, insurance companies, and attorneys, with expertise in operations, marketing, strategic planning, organization, and trouble-shooting. A graduate of NYU College of Dentistry and an owner/operator of 3 state-of-the-art dental practices in the NYC area with multimillion dollar revenues, he retired from his dental practice in 2012 and now focuses exclusively on executive management consulting. Practiced dentistry for 28 years. Developed ,managed & sold 3 successful Dental Practices! Involved in Real Estate investing for 15 years Senior Recruiter Company Name The Joel Paul Group Dates Employed 2014 – 2014 Employment Duration less than a year Managing Partner NYC-based Dental Practices Dates Employed 1986 – 2014 Employment Duration 28 years



Kurt Ortmann

CTO, Director

Kurt is a senior technology professional with over 25 years of experience in all aspects of information technology and business management. He has held a variety of senior leadership positions within the consumer goods, financial services, and insurance verticals, gaining extensive experience in all aspects of technology management, such as resource planning, application development and technology infrastructure. Vice President, Information Technology Company Name CIE Tours International Dates Employed Aug 2017 – Present Employment Duration 5 mos Location Morristown, NJ Sr. Director, Technology and Cloud Operations Company Name Wyndham Hotel Group Dates Employed Sep 2014 – 2017 Employment Duration 3 yrs Location Parrsipany, NJ Created a comprehensive plan to transform the organization (People, Process, and Technology) to a Cloud based technology platform (ITaaS) and partner outsourcing model (PaaS, SaaS). Technical environment is high-availability/high throughput, servicing +40B messages per month. Created a Dev/Ops infrastructure to support multiple partner development methodologies (SIAM). Responsible for the technology operations of the world's largest hospitality company; Including the Data Center and Network Operations Center, Database Administration, Application Services (middleware), Technology Services, Cloud Engineering and Operations, Release and Environment Management, and Security and Compliance functions. Reduced problem tickets 35% and Mean-Time-To-Recover on incidents 200% YOY. Developed Stability, Performance, Operations, Capacity (SPOC) program from scratch. Created a DevOps culture that helped to improved shopping 383% and system capacity 150% in 12 weeks. Responsible for $45MM IT Operations budget. Renegotiated $3MM services agreement to reduce cost ($1MM) and improve resource flexibility. Sr. Director, IT Program Management Company Name Wyndham Hotel Group Dates Employed 2010 – Sep 2014 Employment Duration 4 yrs Senior leader responsible for program and project management of eCommerce, Technology Infrastructure, IT Security/Compliance, and Enterprise Content Management initiatives with a capital budget totaling $25M. Successfully introduced Dev/Ops and Agile methodologies to improve quality of product and time to market. Lead a 3-year business transformation initiative; responsible for eCommerce and Enterprise Content Management components of the overall strategy. Accountable for the execution of $15M mission critical eCommerce, Enterprise Content Management, and IT Security/Compliance programs. Developed a multi-year strategy for the design and implementation of an Enterprise Content Management solution, with emphasis on consumer facing delivery channels (website, mobile, 3rd party). The project included a full organizational assessment; business strategy roadmap; process mapping (current and future state); Buy vs. Build decision; and detailed implementation plan.



Tanya Kogan

Shareholder, Director

Tanya Kogan is a technology professional with over 20 years of experience in leading complex projects and directly managing businesses and teams within High-Tech and Pharmaceutical industries. Her excellent ability to solve complex problems, coupled with her extensive industry connections are only some of the assets which she brings to Wolfie, making her truly invaluable to the startup. Senior Account Director Company Name: Dialog Direct Dates Employed Nov 2016 – Present Employment Duration: 1 yr 2 mos Location Robinsville, NJ About the company: Dialog Direct helps brands manage and personalize their multichannel, multi-touch customer journeys using data-driven marketing and customer engagement solutions. Our overriding mission is an obsession with delivering one-to-one customer experiences—at every touch point, every time—to optimize customer acquisition, lead nurturing, sales, retention, loyalty and positive word of mouth. ______________ Associate Director of Project Management Company Name: MRM//McCann Dates Employed Apr 2016 – Oct 2016 Employment Duration: 7 mos Location Princeton, NJ About the company: MRM//McCann is a leading customer relationship agency that helps brands foster meaningful relationships with people by leveraging the power of creativity, the beauty of data and the magic of technology. ______________ Account Director Company Name: Harte Hanks Dates Employed Jun 2006 – Apr 2016 Employment Duration: 9 yrs 11 mos About the company: Harte Hanks is a global marketing firm that specializes in helping brands win attention, build trust and earn loyalty in an ever-changing world. Experts in defining, executing and optimizing the customer journey, we create meaningful interactions that connect our clients with their customers in more powerful ways. From visionary thinking to tactical execution, we're changing the game of customer engagement – we're bringing the human back to marketing. ________________

Offering Summary

Maximum 107,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See* ***10% Bonus* *below*

Minimum 10,000 shares of common stock ($10,000)

Company	Wolfie Services Corporation
Corporate Address	65 Golf Club Drive, Langhorne, PA 19047
Description of Business	Platform connecting small businesses with local consumers.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

Wolfie Services Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Oh oh, Another explainer video. Probably about to pitch me another first ever best solution for something I never asked for. Great!

Don't worry, we won't. We're not those guys.

Here's a better idea. Think of what you want right now. Anything. Make sure it's something you want, not our marketing manager. She likes Strawberry froyo, by the way. Thought of something? Is it froyo? Just kidding.

Ok, normally you'd google it, right? But then how do you know if the top results are what you want or what google's advertisers want you to see.

How do you find a deal that very moment you find what you like. Try Wolfie.

We're exactly like google, except that we let you demand, request a deal from whichever business you pick. And get them to respond instantly.

It could even be your favorite pizzeria with that weird squared pie.

So stop searching for click bait. Get deals from the vendors you already love, exactly when you want, what you want.

Go Wolfie. To learn more, visit our website at www.wolfie.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.